================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For  the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________________ to ________________.

                          Commission File No. 001-31970

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   TRW CANADA LIMITED RETIREMENT SAVINGS PLAN

  (FORMERLY REFERRED TO AS TRW CANADA LIMITED EMPLOYEE SAVINGS PLAN IN THE S-8 REGISTRATION STATEMENT NO. 333-123519 FILED WITH THE SECURITIES AND EXCHANGE
                          COMMISSION ON MARCH 23, 2005)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          TRW AUTOMOTIVE HOLDINGS CORP.
                             12001 TECH CENTER DRIVE
                             LIVONIA, MICHIGAN 48150

================================================================================

Financial Statements

TRW CANADA LIMITED RETIREMENT SAVINGS PLAN
December 31, 2005

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRW Canada Limited, Plan Sponsor of
TRW Canada Limited Retirement Savings Plan
(formerly the TRW Canada Limited Employee Savings Plan)

We have audited the accompanying statements of financial condition of the Employee Savings Plan Fund, Registered Retirement Savings Plan Fund, and Stock Fund, collectively representing the funds of the TRW Canada Limited Retirement Savings Plan (formerly the TRW Canada Limited Employee Savings Plan) as of December 31, 2005 and 2004 and the related statements of operations and changes in plan equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2005 and 2004, and the income and changes in plan equity for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.


                                        /s/ Ernst & Young LLP

Toronto, Canada
April 28, 2006

TRW CANADA LIMITED RETIREMENT SAVINGS PLAN
EMPLOYEE SAVINGS PLAN FUND


                       STATEMENTS OF FINANCIAL CONDITION
                         (expressed in Canadian dollars)

                                                              DECEMBER 31
                                                         ---------------------
                                                            2005        2004
                                                         ----------   --------
ASSETS
Investments, at fair value
Legg Mason Liquidity Plus NR                             $       --   $214,821
Legg Mason International Equity NR                               --     23,288
MB Canadian Equity Growth Fund                               94,100     43,745
MB Balanced Fund                                            128,326     92,095
MB Fixed Income Fund                                        137,314    108,299
SLA 1 Year Guaranteed Fund                                       --     18,613
SLA 3 Year Guaranteed Fund                                       --      2,211
SLA 5 Year Guaranteed Fund                                       --     24,446
SLF Money Market                                                 --      3,237
TDAM US Market Index NR                                          --     45,280
Trimark Canadian Fund                                       203,515    113,230
Trimark Fund                                                 88,266     64,995
CC & L Diversified NR Fund                                       --         --
BGICL NonPension US Equity Index C1 D Fund                   40,217         --
CIBC Daily Savings Account for 1 Year                           875         --
CIBC Daily Savings Account for 3 Year                           386         --
CIBC Daily Savings Account for 5 Year                           411         --
CIBC GIC (1-Year)                                            28,617         --
CIBC GIC (3-Year)                                             7,698         --
CIBC GIC (5-Year)                                            18,685         --
Fidelity Can Money Market Fund                              336,735         --
Fidelity Canada International Growth Fund                    45,117         --
TRW Automotive Holdings Corp. Stock Fund                    886,960         --
                                                         ----------   --------
Total Assets                                             $2,017,222   $754,260
                                                         ==========   ========

PLAN EQUITY                                               2,017,222    754,260
                                                         ----------   --------
Total Plan Equity                                        $2,017,222   $754,260
                                                         ==========   ========

See accompanying notes

TRW CANADA LIMITED RETIREMENT SAVINGS PLAN
EMPLOYEE SAVINGS PLAN FUND

              STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY
                         (expressed in Canadian dollars)

                                                             YEARS ENDED DECEMBER 31
                                                        -------------------------------
                                                           2005        2004       2003
                                                        ----------   --------   --------
INTEREST INCOME AND OTHER INCOME                        $    3,789   $  4,323   $  4,321
DIVIDEND INCOME                                                 --     12,596         --
                                                        ----------   --------   --------
Net investment income                                        3,789     16,919      4,321
                                                        ----------   --------   --------
CONTRIBUTIONS AND TRANSFER
Participants                                               633,326    437,192    534,851
Employer                                                   922,268    192,442    256,596
Transfer from Kelsey Hayes Canada Limited                   39,052         --         --
                                                        ----------   --------   --------
Total contributions & transfers                          1,594,646    629,634    791,447
                                                        ----------   --------   --------
Net realized and unrealized gains on investments           106,380     10,811     29,227
                                                        ----------   --------   --------
Total                                                    1,704,815    657,364    824,995
                                                        ----------   --------   --------
Less cash withdrawals and terminations                     441,853    634,240    147,380
                                                        ----------   --------   --------
NET INCREASE IN PLAN EQUITY DURING THE YEAR              1,262,962     23,124    677,615
Plan equity, beginning of year                             754,260    731,136     53,521
                                                        ----------   --------   --------
PLAN EQUITY, END OF YEAR                                $2,017,222   $754,260   $731,136
                                                        ==========   ========   ========

See accompanying notes

TRW CANADA LIMITED RETIREMENT SAVINGS PLAN
REGISTERED RETIREMENT SAVINGS PLAN FUND

                       STATEMENTS OF FINANCIAL CONDITION
                         (expressed in Canadian dollars)

                                                     DECEMBER 31
                                               -----------------------
                                                  2005         2004
                                               ----------   ----------
ASSETS
Investments, at fair value
   TDAM Synthetic US Equity                    $       --   $  157,788
   Legg Mason Liquidity Plus Fund                      --      622,955
   MB Canadian Equity Growth Fund                 874,611      515,760
   MB Fixed Income Fund                           555,203      481,598
   MB Balanced Fund                             2,059,843           --
   Legg Mason International Equity Fund                --      102,178
   MB Core Balanced Fund                               --    1,977,000
   CC&L Group Balanced Plus C                          --      186,339
   Trimark Canadian Fund                        1,085,988      494,942
   Trimark Fund                                   450,140      378,765
   SLA 1 Year Guaranteed Fund                          --       68,583
   SLA 3 Year Guaranteed Fund                          --       55,036
   SLA 5 Year Guaranteed Fund                          --      185,762
   BGIG NonPension US Equity Index CI D Fund       97,657           --
   CIBC Daily Savings Account for 1 Year              435           --
   CIBC Daily Savings Account for 3 Year              754           --
   CIBC Daily Savings Account for 5 Year            1,372           --
   CIBC GIC (1 Year)                               11,340           --
   CIBC GIC (3 Year)                               34,109           --
   CIBC GIC (5 Year)                               44,272           --
   Fidelity Can Money Market Fund                 850,723           --
   Fidelity Canada International Growth Fund      129,261           --
   Fidelity ClearPath 2010 Fund                   155,925           --
   Fidelity ClearPath 2020 Fund                   365,849           --
   Fidelity ClearPath 2030 Fund                   346,296           --
   Fidelity ClearPath 2040 Fund                    83,928           --
   Fidelity ClearPath Income Fund                  21,656           --
   Jarislowsky Fraser Balanced Fund               357,424           --
                                               ----------   ----------
TOTAL ASSETS                                   $7,526,786   $5,226,706
                                               ----------   ----------
PLAN EQUITY                                     7,526,786    5,226,706
                                               ----------   ----------
TOTAL PLAN EQUITY                              $7,526,786   $5,226,706
                                               ==========   ==========

See accompanying notes

TRW CANADA LIMITED RETIREMENT SAVINGS PLAN
REGISTERED RETIREMENT SAVINGS PLAN FUND

              STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY
                         (expressed in Canadian dollars)

                                                         YEARS ENDED DECEMBER 31
                                                  ------------------------------------
                                                     2005         2004         2003
                                                  ----------   ----------   ----------
INTEREST AND OTHER INCOME                         $   33,809   $    5,348   $    7,065
DIVIDEND INCOME                                           --      165,327           --
                                                  ----------   ----------   ----------
Net investment income                                 33,809      170,675        7,065
                                                  ----------   ----------   ----------
CONTRIBUTIONS AND TRANSFERS
Participants                                       1,701,960    1,609,656    1,505,573
Employer                                                  --      621,104      571,459
Transfer from Kelsey-Hayes Canada Limited RRSP       966,148           --           --
                                                  ----------   ----------   ----------
Total contributions and transfers                  2,668,108    2,230,760    2,077,032
                                                  ----------   ----------   ----------
Net realized and unrealized gains on investments     594,123      162,577      274,784
                                                  ----------   ----------   ----------
Total                                              3,296,040    2,564,012    2,358,881
                                                  ----------   ----------   ----------
Less cash withdrawals and terminations               995,960      842,205      182,059
                                                  ----------   ----------   ----------
NET INCREASE IN PLAN EQUITY DURING THE YEAR        2,300,080    1,721,807    2,176,822
Plan equity, beginning of year                     5,226,706    3,504,899    1,328,077
                                                  ----------   ----------   ----------
PLAN EQUITY, END OF YEAR                          $7,526,786   $5,226,706   $3,504,899
                                                  ==========   ==========   ==========

See accompanying notes

TRW CANADA LIMITED RETIREMENT SAVINGS PLAN
STOCK FUND

                       STATEMENTS OF FINANCIAL CONDITION
                         (expressed in Canadian dollars)

                                                         DECEMBER 31
                                                         -----------
                                                         2005   2004
                                                         ----   ----
ASSETS
Total Assets                                             $  -   $  -
                                                         ====   ====


PLAN EQUITY                                                 -      -
                                                         ----   ----
Total Plan Equity                                        $  -   $  -
                                                         ====   ====

See accompanying notes

TRW CANADA LIMITED RETIREMENT SAVINGS PLAN
STOCK FUND

              STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY
                         (expressed in Canadian dollars)

                                                  YEARS ENDED DECEMBER 31
                                                  -----------------------
                                                  2005   2004     2003
                                                  ----   ----   --------
INVESTMENT INCOME
Dividends on TRW Inc. common stock                $ --   $ --   $  1,162

Net realized loss                                   --     --    (41,188)
                                                  ----   ----   --------
Total                                               --     --    (40,026)

Less withdrawals and terminations                   --     --    329,580
                                                  ----   ----   --------

Net decrease in plan equity during the year         --     --   (369,606)

Plan equity, beginning of year                      --     --    369,606
                                                  ----   ----   --------
PLAN EQUITY, END OF YEAR                          $ --   $ --   $     --
                                                  ====   ====   ========

See accompanying notes

     1) TRW CANADA LIMITED RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1.   GENERAL PLAN PROVISIONS

The TRW Canada Limited Retirement Savings Plan (formerly referred to as TRW Canada Limited Employee Savings Plan in the S-8 Registration Statement No. 333-123519 filed with the Securities and Exchange Commission on March 23, 2005) (the "Plan") is comprised of a group registered retirement savings plan and a non-registered employee savings plan sponsored by TRW CANADA Limited. The Plan was originally established effective January 1, 1968 as a stock savings plan. Effective January 1, 1990, the Plan was amended to immediately vest TRW Canada Limited's contributions and the group retirement savings portion was added to the Plan. The eligibility of employees to participate in the Plan is based on the provisions as included in the Plan document. A participant may join the Plan upon becoming a permanent part-time or full-time employee. The provisions of the Plan require certain employees to have been employed for a period of 90 days before joining the Plan.

As of January 1, 2005 the Plan was amended to include Kelsey-Hayes Canada Limited as a participating company of the Plan. As such, the assets of the existing Kelsey-Hayes Canada Limited Plan were transferred to the Plan January 2005.

In 2004, Sun Life Assurance Company of Canada acted as the administrator and Trustee of the Plan. In January 2005, Fidelity Investments Life Insurance Company became administrator of the Plan.

The investment programs of the Plan are as follows:

PARTICIPANT CONTRIBUTIONS

Upon enrolment or re-enrollment, each participant may direct their basic contributions computed in increments of one percent, from one percent to six percent of qualifying compensation to be invested in a range of professionally managed Employee Savings Plan (ESP) or Registered Retirement Savings Plan (RRSP) funds with different objectives, risk factors and return expectations. A participant may, at any time, change their contribution rate, temporarily suspend contributions, the way they invest future contributions or existing assets, at no cost.

A participant may make cash withdrawals from their accounts. However, all Company contribution to the ESP, as well as earnings on those contributions, must remain in the Plan until January 1 of the following year, at which time they are considered "mature". A participant's own contributions either to their ESP, RRSP or Spousal RRSP, as well as earnings on those contributions, can be withdrawn at any time. Participants are allowed one free withdrawal per plan type, per year. Any subsequent withdrawals during the year are subject to a $25 withdrawal fee.

     1) TRW CANADA LIMITED RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2005

TRW CANADA LIMITED'S CONTRIBUTIONS

TRW Canada Limited shall contribute cash to the Plan for each month, out of current or accumulated earnings, an amount equal to 50% of the participant's contributions (to a maximum of 3% of the participant's compensation) for such month. TRW Canada Limited's contributions vest immediately. Effective January 1, 2005 all employer contributions are made via the TRW Automotive Holdings Corp. Common Stock Group Seg. Fund, which is within Employee's Profit Sharing Plan Fund.

The number of participants in each of the funds at December 31 is as follows:

REGISTERED RETIREMENT SAVINGS PLAN FUND      2005   2004   2003
---------------------------------------      ----   ----   ----
MB Canadian Equity Growth Fund                190    134    118
MB Fixed Income Fund                          135    129    135
MB Balanced Fund                              260    257    250
Trimark Canadian Fund                         222    171    146
Trimark Fund                                  189    171     --
BGICL NonPension US Equity Index CI D Fund     72     --     --
CIBC Daily Savings Account for 1 Year           7     --     --
CIBC Daily Savings Account for 3 Year          14     --     --
CIBC Daily Savings Account for 5 Year          22     --     --
CIBC GIC (1 Year)                              10     --     --
CIBC GIC (3 Year)                              20     --     --
CIBC GIC (5 Year)                              27     --     --
Fidelity Can Money Market Fund                135     --     --
Fidelity Canada International Growth Fund      94     --     --
Fidelity ClearPath 2010 Fund                   41     --     --
Fidelity ClearPath 2020 Fund                  107     --     --
Fidelity ClearPath 2030 Fund                   99     --     --
Fidelity ClearPath 2040 Fund                   41     --     --
Fidelity ClearPath Income Fund                 10     --     --
Jarislowsky Fraser Balanced Fund              121     --     --
Legg Mason International Equity Fund           --     64     53
CC & L Group Balanced Plus C                   --     80     64
TDAM Synthetic US equity                       --     56     62
Legg Mason Liquidity Plus Fund                 --     81     88
SLA 1 Year guaranteed Fund                     --     14     11
SLA 3 Year guaranteed Fund                     --     24     23
SLA 5 Year guaranteed Fund                     --     54     51

     1) TRW CANADA LIMITED RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2005

EMPLOYEE SAVINGS PLAN FUND                   2005   2004   2003
-----------------------------------          ----   ----   ----
MB Canadian Equity Growth Fund                64      20     24
MB Balanced Fund                              70      28     35
MB Fixed Income Fund                          51      32     44
Trimark Canadian Fund                         78      30     41
Trimark Fund                                  39      24     37
BGICL NonPension US Equity Index CI D Fund    27      --     --
CIBC Daily Savings Account for 1 Year          8      --     --
CIBC Daily Savings Account for 3 Year          7      --     --
CIBC Daily Savings Account for 5 Year          8      --     --
CIBC GIC (1 Year)                             13      --     --
CIBC GIC (3 Year)                              7      --     --
CIBC GIC (5 Year)                             10      --     --
Fidelity Canada Money Market Fund            574      --     --
Fidelity Canada International Growth Fund     21      --     --
TRW Automotive Holdings Corp. Stock Fund     570      --     --
SLF Money Market                              --       4     --
TDAM US market Index NR                       --      14     18
Legg Masson Liquidity, NR                     --     158    227
Legg Masson International Equity NR           --       7      9
SLA 1 Year guaranteed Fund                    --       4      9
SLA 3 Year guaranteed Fund                    --       2      1
SLA 5 Year guaranteed Fund                    --      10     11
CC&L Diversified Fund NR                      --      --      6

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results can differ from those estimates.

Additional significant accounting policies are summarized below:

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in pooled funds are valued at the most recent net asset value per unit as determined by the trustee. Other investments are recorded at their quoted market value as the last sale price recorded by the securities exchanges on which such investments are principally traded. Purchase and sale transactions are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividend income is recognized as earned. Interest income is recognized as it is earned consistent with the accrual basis of accounting.

The realized gains or losses on disposition or transfer of an investment is determined from the market value of the investment at the date of disposition or transfer and the average cost base of that specific pool of investments prior to the disposition or transfer. Unrealized gains or losses are determined as the net effect of the change in appreciation (depreciation) of investments from January 1 to December 31, based on market value and the average cost base of each investment at those respective dates.


PAYMENT OF BENEFITS

Benefit payments are recorded when paid.

     1) TRW CANADA LIMITED RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2005

3.   INVESTMENTS

The following table provides detail of investments held at December 31, 2005:

Employee Savings Plan Fund
                                                                                                              UNREALIZED
INVESTMENTS, AT FAIR VALUE                           UNITS         COST        FAIR VALUE     % OF  TOTAL    APPRECIATION
--------------------------                           -----         ----        ----------     -----------    ------------

MB Canadian Equity Growth Fund                        7,553     $   81,662     $   94,100               5
MB Balanced Fund                                     11,375        119,781        128,326               6
MB Fixed Income Fund                                 12,791        133,252        137,314               7
Trimark Canadian Fund                                17,921        191,091        203,515              10
Trimark Fund                                          7,976         84,900         88,266               4
BGICL NonPension US Equity
  Index C1 D Fund                                     3,851         40,263         40,217               2
CIBC Daily Savings Account for 1 Year                     -            875            875               -
CIBC Daily Savings Account for 3 Year                     -            386            386               -
CIBC Daily Savings Account for 5 Year                     -            411            411               -
CIBC GIC (1-Year)                                         -         28,381         28,617               1
CIBC GIC (3-Year)                                         -          7,624          7,698               -
CIBC GIC (5-Year)                                         -         18,395         18,685               1
Fidelity Can Money Market Fund
                                                      3,292        331,334        336,735              17
Fidelity Canada International Growth Fund             3,842         41,248         45,117               2
TRW Automotive Holdings Corp. Stock Fund             68,891        839,956        886,960              44
                                                    ---------------------------------------------------------------------
Total                                                           $1,919,560     $2,017,222             100    $     97,664


Registered Retirement Savings Plan Fund

MB Canadian Equity Growth Fund                       70,201     $  725,409     $  874,611              12
MB Fixed Income Fund                                 51,719        531,827        555,203               7
MB Balanced Fund                                    182,581      1,881,391      2,059,843              27
Trimark Canadian Fund                                95,630        997,139      1,085,988              14
Trimark Fund                                         40,674        430,489        450,140               6
BGICL NonPension US Equity Index C1 D Fund            9,350         97,662         97,657               1
CIBC Daily Savings Account for 1 Year                     -            435            435               -
CIBC Daily Savings Account for 3 Year                     -            754            754               -
CIBC Daily Savings Account for 5 Year                     -          1,372          1,372               -
CIBC GIC (1 Year)                                         -         11,254         11,340               -
CIBC GIC (3 Year)                                         -         33,651         34,109               1
CIBC GIC (5 Year)                                         -         43,732         44,272               1
Fidelity Can Money Market Fund                        8,317        834,993        850,723              11
Fidelity Canada International Growth Fund            11,008        117,343        129,261               2
Fidelity ClearPath 2010 Fund                         13,755        148,966        155,925               2
Fidelity ClearPath 2020 Fund                         30,789        340,727        365,849               5
Fidelity ClearPath 2030 Fund                         28,078        313,609        346,296               5
Fidelity ClearPath 2040 Fund                          6,738         76,605         83,928               1
Fidelity ClearPath Income Fund                        1,975         20,955         21,656               -
Jarislowsky Fraser Balanced Fund                     32,450        331,457        357,424               5
                                                    ---------------------------------------------------------------------
Total                                                           $6,939,770     $7,526,786             100    $    587,015



Realized gains or losses are determined based upon the average cost base of that pool of investments. Information on aggregate proceeds, aggregate cost, and realized gains by program for 2005 are provided below:

                                              Proceeds from
                                                      Sales         Cost           Realized Gain
                                              -------------         ----          -------------
Employee Savings Plan Fund                    $   1,932,261      $ 1,919,560      $     12,701
Registered Retirement Savings Plan Fund       $   6,991,509      $ 6,939,770      $     51,738

For 2004, the cost of the investments has not been shown parenthetically, as cost was not tracked or provided.

4.   INCOME TAXES

The Plan is exempt from Canadian federal income taxes under the provisions of the Income Tax Act (Canada) (the "Act"). Federal income tax consequences to the participants under the Plan are as provided in the Act. TRW Canada Limited's contributions are taxable to the participants as is the income and all capital gains, less capital losses of the Plan, all of which are allocated to the participants by the Trustee during the year, whether or not such amounts are paid to the participants by the Trustee during the year. The amount of foreign non-business income taxes paid on foreign source income by the trusts under the Plan for the year is allocated to and deemed to have been paid by the participants for Canadian federal income tax purposes. Participants who are non-resident taxpayers are subject to special rules depending on whether they have performed duties in Canada during the year and are subject to withholding tax on amounts paid or credited to them under the Plan.

5.   RELATED PARTY TRANSACTIONS

All expenses related to the Plan are paid by TRW Canada Limited.

Party-in-interest transactions include the purchase and sale of investments managed by the Plan's trustee, Fidelity Investments Life Insurance Company (Sunlife Assurance Company of Canada in 2004 and 2003).






6.   RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that as such changes could materially affect the amounts reported in the statements of financial condition.

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      TRW CANADA LIMITED RETIREMENT SAVINGS PLAN
                                                    (Name of Plan)


                                      By: /s/ Joseph S. Cantie
                                          --------------------------------------
                                          Joseph S. Cantie
Date: May 1, 2006                         Vice President and Treasurer
                                          TRW Canada Limited